TO OUR SHAREHOLDERS:

We are pleased to report that Mueller's earnings rose 85 percent for the second quarter of 1995 compared with the same quarter of 1994. This is the fourth record quarter in a row and the 14th consecutive quarter of strong earnings performance.

Earnings for the second quarter of 1995 were $10.7 million, or $1.12 per share compared to earnings of $5.8 million, or 57 cents per share for the second quarter of 1994.

Net sales for the second quarter of 1995 totaled $181.4 million, compared to $136.6 million for the second quarter of 1994. Pounds of product shipped during the quarter rose to a new all time high of 106.3 million, a 9.6 percent increase over 1994 levels for the same period.

The first half of 1995 has clearly been the best six months in our Company's history. Earnings for the first half totaled $20.7 million or $2.18 per share. It is noteworthy that our earnings growth was achieved despite a softening in the housing market. New housing starts declined during the first five months of 1995 by approximately 12 percent. Mueller offset the effects of this decline with increased productivity, cost reductions and increased volume. However, competitive pressure continued to depress margins in our copper tube and plastic fittings businesses. We believe margins in these businesses are likely to improve during the second half of 1995 on the assumption that the housing market will strengthen as the year progresses.

At this writing, the 30 year fixed mortgage rate is 7.4 percent, which is approximately 180 basis points lower than it was at the end of 1994. Historically, such low mortgage rates have stimulated home purchases as well as new home construction.

We continue to make excellent progress on our capital improvement programs.
We expect the modernization of our copper tube facility in Fulton, Mississippi, the construction of a high-volume copper fittings plant, also in Fulton, Mississippi, and the installation of a new indirect extrusion press at our brass rod mill in Port Huron, Michigan, to be completed by the end of this year. Another important ongoing program, the modernization of our copper fittings plant in Covington, Tennessee, should also be completed by mid-1996. These programs will enable Mueller to improve product availability and customer service while at the same time reducing manufacturing costs. Thus far, we have realized only modest benefits from our capital programs, but in 1996, we expect to reap many more benefits.

Recently, Mueller entered into a $50 million unsecured line-of-credit agreement with eight mid-west banks. We are confident that a substantially larger line-of-credit could have been negotiated, but at this time, it is not needed.

Our annual shareholders meeting was held on May 9, 1995, and our shareholders re-elected all Board members and approved the reappointment of our independent auditors.

Sincerely,

/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board

/s/William D. O'Hagan
William D. O'Hagan
President and Chief
Executive Officer


July 19, 1995

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(in thousands, except share data)
                               For the Quarter Ended  For the Six-Months Ended
                                  July 1,   June 25,       July 1,   June 25,
                                    1995      1994           1995      1994
Net sales                         $181,380  $136,576       $353,150  $257,388
Costs and expenses                 165,759   126,846        322,932   240,019
                                   -------   -------        -------   -------
Operating income                    15,621     9,730         30,218    17,369
Non operating income
   (expense), net                      (32)     (595)            64    (1,587)
                                   -------   -------        -------   -------
Income before taxes                 15,589     9,135         30,282    15,782
Income tax expense                   4,926     3,357          9,569     5,822
                                   -------   -------        -------   -------
Net income                        $ 10,663  $  5,778       $ 20,713  $  9,960
                                   =======   =======        =======   =======

Earnings per common and
   common equivalent share:

   Primary                        $   1.12  $   0.57       $   2.18  $   0.97
                                   =======   =======        =======   =======

   Fully diluted                  $   1.11  $   0.57       $   2.15  $   0.97
                                   =======   =======        =======   =======



























MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands, except share data)
                                          July 1, 1995     December 31, 1994
Assets
Current assets                           $  202,100              $  183,551
Property, plant and equipment, net          212,963                 196,772
Other assets                                 38,970                  50,432
                                            -------                 -------
                                         $  454,033              $  430,755
                                            =======                 =======
Liabilities and Stockholders' Equity
Current liabilities                      $   79,243              $   67,221
Long-term debt                               69,151                  76,125
Other noncurrent liabilities                 44,715                  45,461
                                            -------                 -------
   Total liabilities                        193,109                 188,807
                                            -------                 -------
Stockholders' equity:
   Common stock                                 100                     100
   Paid-in capital, common                  254,044                 254,251
   Retained earnings since January, 1991     42,700                  21,987
   Cumulative translation adjustments        (2,612)                 (2,832)
   Treasury common stock at cost            (33,308)                (31,558)
                                            -------                 -------
   Total stockholders' equity               260,924                 241,948
                                            -------                 -------
                                         $  454,033              $  430,755
                                            =======                 =======
Book value per share                     $    30.18              $    27.81
                                            =======                 =======























DIRECTORS AND OFFICERS

DIRECTORS

Harvey L. Karp                Chairman of the Board
                              Mueller Industries, Inc.

Robert B. Hodes (1)(3)        Partner
                              Willkie Farr & Gallagher

Allan Mactier (1)(2)(3)       Private Investor

William D. O'Hagan            President and Chief Executive Officer
                              Mueller Industries, Inc.

Robert J. Pasquarelli (1)(2)  Chief Executive Officer of New Jersey
                              Steel Corporation


OFFICERS

Harvey L. Karp                Chairman of the Board

William D. O'Hagan            President and Chief Executive Officer

Earl W. Bunkers               Executive Vice President and
                              Chief Financial Officer

Harvey W. Clements            Vice President and General Manager - Tube
                              Division

John B. Hansen                Vice President and General Manager- Fittings
                              Division

William H. Hensley            Vice President, General Counsel and Secretary

Richard G. Miller             Vice President and Chief Information Officer

Lee R. Nyman                  Vice President - Manufacturing/Management
                              Engineering

James H. Rourke               Vice President and General Manager - Industrial
                              Division

Roy C. Harris                 Corporate Controller

Kent A. McKee                 Treasurer and Assistant Secretary



Mueller Industries, Inc./2959 N. Rock Road/Wichita, KS 67226/(316) 636-6300

[FN]
(1)   Member of the Audit Committee
(2)   Member of the Compensation Committee
(3)   Member of the Nominating Committee